April 13, 2005	Direct Phone: 972-680-7553
Direct Fax: 972-692-9053
william.boeing@haynesboone.com

Via EDGAR

Ms. Melinda Kramer
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Mail Stop 0405
Washington, D.C. 20549-1004

RE:	Trek Resources, Inc.
Revised Preliminary Information Statement filed March 7, 2005
File No. 0-32491

Amendment No. 1 to Schedule 13E-3 filed March 7, 2005
File No. 5-78060

Form 10-KSB for the year ended September 30, 2004, filed December 29, 2004; draft amended materials provided to the Staff on March 7, 2005 File No. 0-32491

Dear Ms. Kramer:

Pursuant to the provisions of Regulation 14C of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed for filing on behalf of Trek Resources, Inc. ("Trek"):

(1)

a letter to stockholders, a notice of action taken by written consent of stockholders and definitive copies of an information statement (herein so called), all to be furnished to the holders of common stock of Trek; and

(2)	Amendment No. 2 to Schedule 13E-3 ("Schedule 13E-3/A").

Also enclosed for filing is Amendment No. 1 to Trek's Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004 ("Form 10-KSB/A"). The Form 10-KSB/A is being filed in substantially the form of the draft Form 10-KSB/A provided to the Staff as supplemental filing material on March 7, 2005.

The changes in the information statement reflect revisions made in response to the Staff's comments set forth in their letter dated April 1, 2005. The changes in Schedule 13E-3/A reflect (i) revisions made in response to the Staff's comments set forth in their letter dated April 1, 2005 and (ii) conforming changes from the information statement. The information statement is being filed in definitive form pursuant to your confirmation (by telephone on April 11, 2005 with Gary Thompson of our firm) that all Staff comments to the information statement have been cleared, based on revised draft disclosure to the information statement provided by facsimile to you on April 6, 2005.

Please contact the undersigned at (972) 680-7553 if you should have any questions.

Very truly yours,

/s/ William L. Boeing
William L. Boeing

cc: Michael E. Montgomery of Trek Resources, Inc.
Mary Helen Cole of Trek Resources, Inc.